VIA EDGAR & FACSIMILE

January 10, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Facsimile: (703) 813-6985

ATTENTION: Mara L. Ransom, Assistant Director

Re:	CHESAPEAKE UTILITIES CORPORATION
Registration Statement on Form S-3
Filed on December 21, 2011, and as amended on January 6, 2012 and January 10, 2012
Securities and Exchange Commission File No. 333-178678

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement of CHESAPEAKE UTILITIES CORPORATION, a Delaware corporation (the “Company”), be declared effective under the Securities Act of 1933, as amended, at 3:00 P.M. on Thursday, January 12, 2012, or as soon thereafter as practicable.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully requested,

CHESAPEAKE UTILITIES CORPORATION

/s/ Beth W. Cooper
Beth W. Cooper
Senior Vice President and Chief Financial Officer

022913, 094001, 104043982